June 3, 2005

M. Dendy Young
GTSI Corporation
3901 Stonecroft Blvd
Chantilly VA 20151-1010

Re:	GTSI Corporation
	Form 10-K for the fiscal year ending December 31, 2004
	File No. 000-19394

Dear Mr. Young:

	We have reviewed your response letter dated May 12, 2005 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K: For the year ended December 31, 2004

Item 1. Business

Business Strategy, page 4

Prior Comment No. 1

1. While we note your response to our prior comment 1, it does not appear that you have any specific information supporting the notion that revenues may be doubled over the next three years. For example, most of the excerpts from your 10-K provided in support of this statement merely discuss steps you have taken in the hope of expanding your business and revenues without providing any true support for the statement. Additionally, even where you have quantified past increases in revenues, such as your disclosure regarding an increase in sales from services, such increases appear to relate to portions of your business that comprise only a small percentage of total revenues and/or increases that are not large enough to support doubling your revenues over the next three years.
Furthermore, while we note your statement that an increase from your current 1% of the government IT budget to just 2% would enable the Company to reach its strategic revenue goal, it is unclear why you believe you will double your percentage of the government IT budget.
For example, it does not appear that you have entered into any new government contracts. Please provide additional supplemental support for your strategic revenue goal or revise as appropriate.

2. As a follow-on to the comment above, we note from your Form 10-Q for the quarter ended March 31, 2005 that your total first quarter revenue was "weaker than [you] expected," and actually declined by $21.6 million compared to the three months ended March 31, 2004. We also note that you continue to disclose that you are "seeking to double revenues to $2 billion." Tell us if you are currently on track with the financial plan developed in 2004 to support your revenue goal of $2 billion within three years and if you were on track at the time you filed your 2004 10-K.

Notes to Consolidated Financial Statements

Note 7.  Accounts Payable, page 41

Prior Comment No. 3

3. Help us understand the timing under which you derecognized the liabilities associated with the obligations to which you refer in your response, and explain how that timing was objectively determined in view of the statute of limitations. In this regard, please specifically address each of the following:

* Clarify how the dates of each of the obligations correlate to how the statute of limitations operates.
* Clarify the period that the statute of limitations begins and ends.
For example, does the statute of limitations begin when contracts are executed, when products/services are received, when invoices are dated, when payment is due, etc.? Does the period end after 4 years,
6 years, etc.
* Provide us a schedule of dates and amounts associated with the obligations showing the correlation to the period under the statute of limitations.
* Explain why you considered it appropriate to derecognize all these related liabilities during the third quarter of 2004.
* Provide us any additional information that will support the timing under which you derecognized these liabilities.

4. Provide a reasoned opinion of counsel stating that a court of proper jurisdiction would find that the registrant can successfully avoid payment to the third party to whom the company was obligated due to the statute of limitations, citing supporting case law.

5. Ask your independent auditors to provide an explanation for how they applied the guidance in paragraph 16(b) of SFAS 140 to your facts and circumstances in concluding that derecognition of these liabilities in the third quarter of 2004 was appropriate. Additionally, request your audit engagement team from E&Y to consult with representatives in their National office on this matter and advise us of the name of that representative.

Prior Comment No. 5

6. The first part of our prior comment no. 5 regarding Selected Financial Data was intended to refer to disclosures under Item 6 of your Form 10-K (page 17) and not to your quarterly disclosures in
Note 16 to your audited financial statements. Accordingly, we believe you should revise Selected Financial Data to briefly describe and/or cross reference to a discussion of the reversal of accounts payable (both the derecognition of $10.1 million in aged accrued payables and the reversal of $2.5 million of aged accrued payables) and the material effect that accounting had on the comparability of the information presented.

7. We continue to believe that you should expand the Overview section and/or include a discussion of net income and operating income in MD&A to discuss the significant impact the reversal of accounts payable (both the derecognition of $10.1 million in aged accrued payables and the reversal of $2.5 million of aged accrued payables) had on your operating income and net income. In this regard, it appears that the annual and quarterly trends in your operating income and net income would have been materially different had you not derecognized/reversed these accounts payable in the respective periods. Similar revisions in your discussion under the Gross Margin subheading of your MD&A should also be made to discuss the reversal of $2.5 million of aged accrued payables in addition to the derecognition of $10.1 million in aged accrued payables.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Jason Niethamer at (202) 551-3855 or Lisa
Mitrovich, Assistant Chief Accountant, at (202) 551-3453 or me at
(202) 551-3730 if you have questions regarding these comments.

Very truly yours,



      Craig Wilson
							Senior Assistant Chief
Accountant
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GTSI Corporation
Form 10-K
June 3, 2005
Page 1 of 4